EXHIBIT (c)(6)
COX ENTERPRISES, INC.
VALUATION SERVICES IN RELATION TO
THE VALUATION OF CERTAIN
SUBJECT PROPERTIES
AS OF DECEMBER 31, 2007

1.0 INTRODUCTION
This report present our results pertaining to valuation services (the “Services”) rendered by Duff & Phelps, LLC (“Duff & Phelps”), in relation to Cox Enterprises, Inc.’s (“CEI” or the “Company”) annual appraisal of certain businesses and assets (the “Subject Properties”) as of December 31, 2007 (the “Valuation Date”).
We understand CEI maintains a Unit Appreciation Plan (the “UAP”), which provides for payment of benefits in the form of cash and stock to certain executives and key employees. To calculate UAP benefits each year, CEI Management (“Management”) requires an estimate of the Fair Market Value of CEI’s common stock. Management engages multiple appraisal firms to estimate the Fair Market Value of the Subject Properties, which make up the significant majority of CEI’s value. Using the results of those appraisals, CEI makes certain additional calculations to derive the Fair Market Value of a share of CEI stock. (These other calculations are the responsibility of Management, but are included herein for completeness.)
SCOPE OF SERVICES
The scope of our work relates to estimating the Fair Market Value of the Subject Properties as of the Valuation Date for the purpose of assisting CEI with the administration of the UAP. Fair Market Value is defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts (Estate Tax Regs., Sec. 20.2031-1(b); Rev. Rul. 59-60, 1959-1 C.B. 237). In estimating Fair Market Value, we assume the existing businesses of the Subject Properties to be ongoing (as appropriate).
Our valuation conclusions are presented on marketable, controlling basis. Any required adjustments to account for lack of marketability or control are the responsibility of CEI. Additionally, other adjustments to our conclusions that may be necessary to ensure conformity with other appraisals or the specific requirements of the UAP are also the responsibility of CEI.
LIMITATIONS OF SCOPE
In the course of our valuation analysis, we have used and relied upon financial and other information, including prospective financial information, obtained from Management and from various public, financial, and industry sources. Our conclusion is dependent on such information being complete and accurate in all material respects. We will not accept responsibility for the accuracy and completeness of such provided information.

2.0 VALUATION APPROACHES
We considered the following approaches (and variations of each approach) when estimating the Fair Market Value of the Subject Properties: the Income Approach, Market Approach, and Underlying Assets Approach.
Income Approach
The Income Approach is a valuation technique that provides an estimation of the value of a business based on the cash flows that an asset can be expected to generate in the future. The Income Approach begins with an estimation of the annual cash flows a market participant would expect the business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present values of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of value for the business.
Market Approach
The Market Approach indicates value based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded, or which are part of a public or private transaction.
The Market Comparable Method, a variation of the Market Approach, indicates the value of a business by comparing it to publicly traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar businesses yields insight into investor perceptions and, therefore, the value of the subject business.
Another variation of the Market Approach, the Market Transaction Method, indicates the Fair Market Value of a business based on exchange prices in actual transactions and on asking prices for businesses currently offered for sale. This process essentially involves the comparison and correlation of the subject business with other similar businesses. Considerations such as location, time of sale, physical characteristics, and conditions of sale are analyzed for comparable businesses, and the observed prices are adjusted to indicate a value of the subject business.
Underlying Assets Approach
The Underlying Assets Approach indicates value by adjusting the asset and liability balances on the subject company’s balance sheet to their Fair Market Value equivalents. The approach is based on the summation of the individual piecemeal Fair Market Values of the underlying assets.

Approaches Utilized
In arriving at an estimate of value for each Subject Property, we relied primarily on the Income Approach, specifically the Discounted Cash Flow Method. As possible, we also considered the Market Approach to provide directional evidence of value. We have not utilized the Market Approach to derive point estimates of value (exceptions apply for certain Subject Properties as described later in the report). We considered both the Market Comparable Method and the Market Transaction Method in our application of the Market Approach. The Underlying Assets Approach was not utilized since this approach does not effectively capture the going concern value of a business.

3.0 APPLICATION OF VALUATION APPROACHES
APPLICATION OF THE DISCOUNTED CASH FLOW METHOD
To estimate the Fair Market Value of the Subject Properties, we applied the Discounted Cash Flow Method using the following steps:
•	Estimate annual cash flow (“Available Cash Flow”), for a discrete period, available to all capital holders in the business (i.e., debt and equity investors). Available Cash Flow is defined as debt-free (i.e., before interest expense), after-tax operating income adjusted for non-cash expenses (e.g., “Tax Depreciation” and “Tax Amortization” or “Tax D&A”) and investments in new capital assets (i.e., “Capital Expenditures” and “Working Capital Investment/Divestment”);

•	Estimate the normalized Available Cash Flow expected to occur after the discrete projection period into perpetuity (“Residual Cash Flow”);

•	Calculate the “Residual Value,” which equates to the value, as of the end of the discrete projection period, of Residual Cash Flow, grown into perpetuity at an estimated long-term growth rate. Discount annual Available Cash Flow and the Residual Value to present value as of the Valuation Date using a required rate of return that considers the relative risk of achieving the cash flows and the time value of money. For a business, this rate is typically referred to as the Weighted Average Cost of Capital (“WACC”); and

•	Combine the present value of annual Available Cash Flow and the Residual Value to estimate the “Indicated Operating Value” on a marketable, controlling basis.
The Indicated Operating Value represents the value associated with future operating cash flow only. Accordingly, the Indicated Operating Value does not incorporate value associated with non-operating assets (e.g. excess cash, excess working capital, etc.) and non-operating liabilities (e.g. under-funded pension liabilities, etc.). We did not adjust the Indicated Operating Value to include non-operating assets and non-operating liabilities (with the exception of AutoTrader.com). In determining the final value of CEI common stock, Management applies a net assets adjustment to account for these items. In addition, Management applies adjustments to account for interest-bearing debt in order to determine the value of CEI common stock.
The remainder of this section describes the application of the Discounted Cash Flow Method generally. For the majority of the Subject Properties, we followed this exact process. Exceptions or unique circumstances specific to a given Subject Property are noted in the remainder of the report as necessary.
Estimation of Annual Available Cash Flows
We forecasted annual Available Cash Flow over a five-year discrete projection period, except as otherwise noted herein. Management performs detailed budgeting and assessments of future financial performance for each Subject Property. Accordingly, we have relied on three to five year financial projections provided by Management for each Subject Property to forecast annual

Available Cash Flow.
Growth patterns for “Total Revenue” were assessed for reasonableness compared to historical growth rates as well as industry growth rates. Financial forecasts among the Subject Properties within each Division were further compared to each other, giving consideration to relative differences in growth in different markets. For certain Divisions, multiple revenue streams were forecasted and assessed as discussed later in the report. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were also compared to historical EBITDA margins and industry EBITDA margins. “Total Expenses” included in the financial projections exclude CEI corporate overhead as well as certain Division corporate overhead. Management separately determined the value impact associated with all corporate overhead in determining the final value of CEI common stock.
From EBITDA, we subtracted projected Tax Depreciation to yield earnings before interest and taxes (“EBIT” or “Operating Income”). Book depreciation and book amortization were utilized, when provided, as proxies for Tax Depreciation and Tax Amortization. Alternatively, Tax Depreciation was assumed to equal “Capital Expenditures” if forecasts were not provided.
We adjusted EBIT to an after-tax basis (i.e., to “Net Operating Profit After Tax” or “NOPAT”) by subtracting annual estimates of cash income taxes (“Cash Income Taxes”). We are modeling a cash-based valuation, which more accurately reflects the actual timing of cash flow. An estimate of Cash Income Taxes was made using a blended federal and state tax rate appropriate for each Subject Property. Generally, a tax rate of 39.3% was utilized based on an average state tax rate for all states. The combined rate was determined as follows:
          Federal Rate + (1-Federal Rate)*State Rate = Combined Rate
We made the following adjustments to NOPAT to derive the Available Cash Flow for each Subject Property:
•	We added back Tax Depreciation and Tax Amortization as non-cash items;

•	We then subtracted annual estimates of Capital Expenditures. Capital Expenditures were assessed for reasonableness compared to historical levels of Capital Expenditures and capital expenditures as a percentage of revenue for industry peers; and

•	We subtracted/added annual Working Capital Investments/Divestments to match expectations of required net working capital given a certain level of revenue. Estimates of required working capital levels for each Division were derived based on comparison of historical working capital levels for each Division and historical working capital levels for industry peers. The estimated working capital requirement for each Division was utilized for all Subject Properties within a Division.
Estimation of Residual Cash Flow
Operations are expected to continue beyond the discrete period forecast. As such, Available Cash Flow is expected to continue beyond our discrete projection period ending in 2012. Accordingly, we estimated a Residual Cash Flow projected to occur in 2013 (the year after the discrete period) and thereafter.
A normalized level of performance is achieved when a business reaches a long-term, sustainable operational state where revenue growth, profit margins, and capital expenditures can be expected to remain stable (however defined) into perpetuity. To calculate Residual Cash Flow, generally Total Revenue was grown from 2012 levels at the expected long-term growth rate (exceptions apply to certain Divisions and Subject Properties as discussed later in this report). EBITDA was calculated as Total Revenue times an expected long-term EBITDA margin. Long-term EBITDA margins were determined based on an assessment of the historical EBITDA margins, trends observed in the forecasted EBITDA margins provided by Management, and EBITDA margins for industry peers.
Tax Depreciation in the residual year was normalized to equal the level of Capital Expenditures. Normalized Capital Expenditures were projected as a percentage of revenue based on trends observed in the projections provided by Management and an assessment of the required level of Capital Expenditures necessary to maintain the projected long-term growth rate.
Present Value of Available Cash Flow and the Residual Value
The third step in the Discounted Cash Flow Method requires the discounting of Available Cash Flow and the Residual Cash Flow to present value equivalents as of the Valuation Date. Discounting is accomplished using an appropriate rate of return that reflects the relative risk of the cash flows, as well as the time value of money. The relative risk of the cash flows is most commonly measured by estimating the WACC.
Estimation of the WACC
Our estimation of an appropriate WACC was performed at the Divisional level. Accordingly, the same WACC was generally used to discount all Subject Properties within a Division. The WACC is based on the individual required rates of return for debt and equity components of the capital structure. The WACC is calculated by weighting the required returns on interest-bearing debt and equity capital in proportion to their estimated percentages (based on market values) in a target capital structure (unless observed as a significant issue, preferred equity is typically treated as debt). In estimating the required return on equity capital, we utilized two methodologies including the Capital Asset Pricing Model (“CAPM”) and the Duff & Phelps Size-Return Study (“Size-Return Study”). Our application of the two methodologies is discussed in the following sections.
The formula for calculating the WACC is:
WACC = (Kd * D%) (Ke * E%), where:

Kd	= After-tax required return on debt capital;
D%	= Debt capital as percentage of total invested capital;
Ke	= Required return on equity capital; and
E%	= Equity capital as a percentage of total invested capital.
Required Return on Debt Capital
The required return on debt capital is the rate a prudent debt investor would require on interest-bearing debt. Since the interest expense on debt capital is deductible for income tax purposes, we used the after-tax required return in our calculation.

The after-tax required return on debt capital is calculated using the formula:

Kd	= K * (1 – t), where:

Kd	= After-tax required return on debt capital;
K	= Pre-tax required return on debt capital; and
t	= Effective income tax rate.
Based on our analysis, we used the yield on Moody’s Baa rated long-term debt as a proxy for a pre-tax required return on debt capital. As of the Valuation Date, Moody’s Baa rate was approximately 6.4%. Accounting for the interest deductibility, the after-tax required return on debt capital was estimated to be approximately 3.9%, using a combined tax rate of 39.3%.
Required Return on Equity Capital — CAPM
We used the CAPM to estimate the required return on equity capital. In applying the CAPM, the required return on equity capital is estimated as the current risk-free rate of return on U.S. Treasury bonds (20 year term), plus an equity risk premium expected over the risk-free rate of return multiplied by the estimated beta for the type of investment. To this result, a small stock premium and a company-specific risk premium may be added.
The CAPM formula for the required return on equity is as follows:

Ke	= Rf +B * (Rp) + Ssp + A, where:

Rf	= Risk-free rate of return;
B	= Beta or systematic risk for this type of equity investment;
Rp	= Equity risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk-free rate (Rf);
Ssp	= Small stock premium; and
A	= Company-specific risk premium, also called alpha.
The risk-free rate was estimated as the yield on a 20-year U.S. Treasury bond as of the Valuation Date, which was approximately 4.9%.
Beta is a statistical measure of the volatility of the price of a specific stock relative to the movement of a general group. Generally, beta is considered to be indicative of the market’s perception of the relative risk of a specific stock. Beta is estimated using information from a subject company (if publicly traded) and/or public companies comparable to a subject company. We identified several public companies we considered reasonably comparable to each Division, and we analyzed their required returns on equity capital. Betas reported in public sources are “leveraged,” which incorporates the added risk to a stockholder due to the debt financing of the company. To derive a beta applicable to each Division based on our guideline companies, the reported levered betas must first be unlevered and then relevered at assumed industry debt levels.
The unleveraging and releveraging is accomplished by employing the following equations:

Levered Beta
Unlevered Beta
1+ [(1- tax rate) * Debt/Equity]

Leveraged Beta	Unlevered Beta * [(1 - tax rate) * Industry Debt/Equity]
Since the expectations of the average investor are not directly observable, the equity risk premium must be inferred using one of several methods. One approach is to use premiums investors have historically earned over and above the returns on long-term government bonds. Another approach looks at forecasts of average long-term equity premiums prepared by Merrill Lynch, Value Line, and surveys of academic financial economists and financial practitioners. Using these methods, we estimated an equity risk premium of 5.0%. The equity risk premium was multiplied by the estimated projected beta for each Division.
Smaller companies are often viewed by the market as riskier than larger companies. Market trends evidence this fact as smaller companies have historically earned excess returns over larger companies. A small stock premium, as determined using an internally prepared size premium study and Morningstar’s Risk Premia Over Time Report: 2007, was utilized to reflect the additional systematic risk associated with companies similar in size to each Division.
Required Return on Equity Capital — Size-Return Study
The size of a company is considered one of the most important risk elements for an investment in a small firm. Duff & Phelps has conducted studies of the relationship between firm size and investor returns using the database of the Center for Research in Securities Prices at the University of Chicago.
In our Size-Return Study, companies were ranked at the beginning of each year (going back to the 1950s) into 25 groupings (portfolios) based on size (as measured by several different criteria). Total return was defined by capital price appreciation plus dividends divided by the initial stock price of the security.
We calculated a 30-year average premium for each portfolio by subtracting average income return on long-term U.S. Treasury notes (using data from Morningstar’s SBBI Yearbook) from the average portfolio return. Finally, we adjusted this data to smooth out irregularities. The result was a clear inverse relationship between size and premium over long-term bond yields. Our study was initially published in 1995 (“The Size Effect and Equity Returns,” Roger Grabowski and David King, Business Valuation Review, June 1996) and has been updated regularly.
Estimation of Capital Structure
Our estimate of an industry capital structure was based on observing typical proportions of interest-bearing debt and common equity of publicly traded comparable companies. We utilized these percentages in our WACC derivation using the CAPM and the Size-Return Study.
WACC Conclusion
Using the required return on debt capital and required return on equity capital (as determined by both the CAPM and the Size-Return Study), we estimated the WACC by weighting the required returns on interest-bearing debt and equity capital in proportion to their estimated percentages in a target capital structure.
In addition to our calculated WACC indications, we assessed WACC indications from various analyst reports covering comparable companies of each Division. We also assessed WACC indications from Morningstar’s Cost of Capital Yearbook: 2007.
Based on the indications observed from the above analysis, we estimated a WACC for each Division. Each Division’s WACC was subsequently utilized as the appropriate discount rate for each Division’s respective Subject Properties.
Calculation of the Residual Value
As previously described, we estimated the Residual Cash Flow in 2013 (the year after the discrete projection period). Further, we forecasted a long-term growth rate for each Subject Property. We estimated the Residual Value, which measures the value of cash flow beyond the discrete forecast period as of the end of the discrete forecast period, by dividing the Residual Cash Flow by the WACC less the long-term growth rate. This formula yields the present value of the Residual Value as of 2012.
Present Value of Available Cash Flow and the Residual Value
Using the WACC, we calculated annual present value factors and applied these to Available Cash Flow and the Residual Value to yield present values as of the Valuation Date.
Conclusion of the Discounted Cash Flow Method
The final step in the application of the Discounted Cash Flow Method was to sum the present value of Available Cash Flow and the Residual Value to conclude on the Indicated Operating Value on a marketable, controlling basis for each Subject Property.
Conclusion of Value
We made one additional adjustment to arrive at our conclusion of value for each Subject Property. Based on discussions with Management and an assessment of transactions related to companies similar to the Subject Properties, we have assumed a hypothetical sale transaction would be structured as an asset purchase. An asset purchase would increase cash flow for a market participant due to tax regulations that permit a step-up in the basis of intangible assets, which results in incremental amortization that shields taxable income. Accordingly, we have added an estimated tax amortization benefit associated with this incremental amortization to the Indicated Operating Value in deriving our conclusion of value for each Subject Property. (This adjustment was not made for all Subject Properties, as noted in the remainder of this report.)
APPLICATION OF THE MARKET COMPARABLE METHOD
As previously discussed, the Market Comparable Method was utilized to provide directional support for our Income Approach conclusions. We assessed comparability of public companies at the Divisional level, as opposed to individual Subject Properties. The Divisions, similar to publicly traded companies, are burdened by corporate overhead, which has been excluded from the financial forecasts for the Subject Properties provided by Management. Accordingly, our application of the Market Comparable Method was performed at the Divisional level. The Market Comparable Method was applied in the following steps:
•	Identify and select publicly traded companies that operate in the same industry or are influenced by the same underlying economics as each Division, and analyze their business and financial profiles for relative similarity to each Division;

•	Adjust the financial results of the comparable companies, as appropriate, and calculate historical (last twelve months or “LTM”) and projected (next twelve months or “NTM”) market multiples for the selected companies. The resulting “raw” multiples (“Raw Multiples”) reflect a marketable, minority interest basis of value;

•	Adjust the Raw Multiples of each comparable company to improve comparability to each Division giving consideration to relative size, profit margins, and growth prospects. Adjust the Raw Multiples to equate to a marketable, controlling basis in order to allow for appropriate comparison to results from the Income Approach; and

•	Determine a reasonable range of multiples and compare the resulting “adjusted” multiples (“Adjusted Multiples”) to the implied multiples resulting from the application of the Discounted Cash Flow Method.
The four steps of the Market Comparable Method were generally applied to each Division as follows (unique considerations and exceptions to our general application are described later in this report).
Identification and Selection of Comparable Companies
We identified companies comparable to each Division by searching for companies within the appropriate SIC codes and using other research databases, primarily Standard & Poor’s Capital IQ database, which provided more robust industry classifications.
Calculation of Raw Market Multiples
We calculated Enterprise Value (“EV”) multiples, including EV/LTM Revenue, EV/NTM Revenue, EV/LTM EBITDA, and EV/NTM EBITDA multiples for each of the comparable companies identified for each Division. Each term is defined below:
•	EV — Enterprise Value is defined as the sum of the market value of a comparable company’s common stock (share price as of the Valuation Date multiplied by shares outstanding) plus the market value of the interest-bearing debt (including minority interest) plus preferred equity. We assumed book value of the comparable companies’ debt and preferred equity were reasonable proxies for market value.
•	LTM Revenue — LTM revenue was calculated using the most recently available financial statements for the comparable companies.

•	NTM Revenue — NTM revenue was calculated by weighting revenue estimates (Reuters Estimates as reported by Standard & Poor’s Capital IQ database) for the fiscal year ending 2007 and the fiscal year ending 2008 for the comparable companies, as appropriate.
•	LTM EBITDA — EBITDA is earnings before interest, taxes, depreciation, and amortization. This measure of earnings eliminates the effects of differing debt levels (interest expense), depreciation and amortization methods (depreciation and amortization expense), and special tax situations. As with revenue, we calculated LTM EBITDA using the most recently available financial statements for the comparable companies.
•	NIM EBITDA — NTM EBITDA was calculated similar to NTM revenue, by weighting EBITDA estimates for the fiscal year ending 2007 and the fiscal year ending 2008, as appropriate.
We made the following adjustments to the inputs into the market multiples:
•	We excluded non-recurring operating expense items from the calculation of EBITDA; and
•	We added/subtracted any material non-operating liabilities/assets, respectively, to provide a value consistent with the Indicated Operating Value output from the application of the Discounted Cash Flow Method. Specifically, excess cash is a non-operating asset and presumed to be available for debt reduction. Failure to remove excess cash raises market multiples and may overvalue the subject company.
  Calculation of Adjustments to Market Multiples
  Size, Growth, and Profit Adjustments
The Raw Multiples are influenced by the specific characteristics of each comparable company. Although many factors can influence multiples, we generally focus on three primary ones: size of company, projected growth, and EBITDA margin:
•	As discussed in the derivation of the WACC, empirical evidence clearly indicates that size and risk are inversely related. Larger companies (as defined in multiple ways) are perceived as having less systematic risk by investors, and vice-versa. To account for this in the WACC, we added a small stock premium. To account for this in the Market Comparable Method, we considered adjustments to the market multiples to reflect the difference between the estimated size of each Division with that Division’s group of comparable companies. All else being equal, a larger company should have a higher multiple than a smaller one.
•	Projected growth has a significant influence on EV, and thus on all market multiples. All else being equal, an investor will pay more for a dollar of revenue or profit that has a higher projected growth pattern. Higher projected growth increases market multiples. As such, we considered adjustments to the market multiples to reflect the difference between projected growth for each Division and the Division’s respective set of comparable companies.
•	Current EBITDA margins also influence EV, and thus all market multiples. All else being equal, an investor will pay more for a dollar of revenue that generates a higher profit margin. Higher margins increase market multiples (especially revenue multiples). As such, we considered adjustments to the market multiples to reflect the difference in existing EBITDA margins between each Division and the Division’s respective set of comparable companies.
We analyzed the impact of size and growth using a regression approach. The basis of our regression analysis uses a collection of data on public companies including the relationship of size (based on equity capitalization), projected growth (based on five year I/B/E/S forecasts), and market multiples (based on price to earnings, or P/E, ratios).
Control Premium Adjustments
As indicated previously, the Raw Multiples indicate value on a marketable, minority basis. In order to compare market multiples with the implied multiples from our Discounted Cash Flow Method, we added a control premium to adjust the Raw Multiples to a controlling basis. A 15.0% control premium was utilized for all Divisions (with the exception of AutoTrader.com, for which an 18.0% control premium was assumed based on an evaluation of factors specific to AutoTrader.com).
Comparison of Adjusted Multiples
A range of reasonable Adjusted Multiples was derived for each Division and utilized in the assessment of the implied LTM Revenue, NTM Revenue, LTM EBITDA, and NTM EBITDA for each Division and Subject Property.
In order to facilitate comparison of multiples at the Divisional level, we also estimated the consolidated value of each Division using the Discounted Cash Flow Method. The consolidated indication of value for each Division includes the negative value associated with corporate overhead (not included in the valuation of each Subject Property), providing the most relevant comparison with the calculated market multiples. The consolidated value for each Division was derived using assumptions consistent with the valuation of the Subject Properties in the whole. Use of consistent assumptions allows for a more relevant comparison of market multiples to the Division and Subject Properties. While the market multiples cannot be directly compared to the implied multiples of the Subject Properties, they do provide directional evidence.
APPLICATION OF THE MARKET TRANSACTION METHOD
The Market Transaction Method, another derivation of the Market Approach, compares the subject company to comparable firms which are part of public or private transaction.
For certain Divisions, we applied the Market Transaction Method by identifying transactions involving companies comparable to the Divisions and Subject Properties. In addition, we utilized data compiled and provided by SNL Kagan (“Kagan”) related to cable, radio, and television company transactions. Data provided by Kagan provides transaction multiples for individual or groups of cable systems, radio stations, and television stations, allowing for a direct comparison to the Subject Properties within these Divisions. Transaction multiples, as calculated by Kagan, for individual or groups of systems/stations provided a range of multiples for use in assessing the output of the Discounted Cash Flow

Method for each Subject Property. Similar to our application of the Market Comparable Method, the transaction multiples provide directional evidence and another measure for use in assessing the reasonableness of the values from our application of the Discounted Cash Flow Method.
7.0 COX RADIO, INC.
DESCRIPTION
Cox Radio, Inc. (“CXR”) is one of the largest radio broadcasting companies in the United States, operating 80 radio stations (67 FM and 13 AM) clustered in 18 markets, as previously listed in Section 1.0, broadcasting on both FM and AM channels. Cox Radio owns a top five radio station in 16 of the 18 markets it operates in. CXR is a public company with the majority of its shares held by CEI.
CXR’s Total Revenue will increase from $444.9 million in 2007 to $514.4 million in 2012, representing a CAGR of 2.9%. EBITDA margins (including LTIP expense) will move from 34.6% in 2007 to 33.9% in 2008 and will then moderately expand to 34.8% in 2012. The majority of CXR’s business is generated through the Atlanta radio station with 25.7% of the Total Revenue in 2007 from the Atlanta radio station.
The radio industry overall is not expected to experience much growth with few developing technologies that would provide significant impacts in the near term. As such, stations are generating more revenue through online advertising and Internet radio. To limit the slowdown in growth, as experienced by the radio industry, CXR has developed a proactive business plan to generate and create business through an integrated sales focus and selective account targeting, strengthening key account relationships. CXR has also identified certain existing stations with room for improvement creating focused programming and ratings strategies for continued development and growth within these stations. To increase efficiency in market ratings and knowledge of audience metrics, CXR is transitioning to Arbitron’s electronics rating service, Portable People Meter (“PPM”). This initiative will allow for more accurate ratings and knowledge of the audience size of each station, which will allow for more affective planning for each station. The Division’s business plan and projected initiatives have positioned it to handle the market pressures facing the radio industry.
APPLICATION OF VALUATION APPROACHES
Income Approach
The Discounted Cash Flow Method was applied, as previously described, to each of the Subject Properties within CXR. The specific application of the Discounted Cash Flow Method is described below.
Management provided forecasts of Total Revenue, Total Expenses, Capital Expenditures, and book depreciation through 2012. Different long-term growth rates were estimated for each Subject Property by giving consideration to revenue growth rate trends. The long-term EBITDA margin was estimated giving consideration to historical EBITDA margins and EBITDA margins projected in the discrete forecasts for each Subject Property. Book depreciation was estimated to be an appropriate proxy for Tax Depreciation. An estimate of Cash Income Taxes was subtracted using a blended tax rate based on the primary state tax rate for each Subject Property.
To derive annual estimates of Available Cash Flow, Capital Expenditures and Working Capital Investments were subtracted and Tax Depreciation was added back. The long-term level of Capital Expenditures as a percentage of revenue was estimated by giving consideration to the levels of Capital Expenditures provided in the discrete forecasts as well the estimated level of Capital Expenditures necessary to support the long-term growth rate for each Subject Property. The required level of working capital was estimated to be 12.0% of incremental revenue each year based on industry research and comparison of historical working capital levels for CXR and industry peers.
The annual Available Cash Flow and the Residual Cash Flow were discounted using a WACC of 8.5%. Finally, an estimated tax amortization benefit was added to derive our final conclusion of value.
Market Approach
The Market Comparable Method and Market Transaction Method were considered for the Subject Properties within CXR. Based on various facts and circumstances, market multiples for each of the comparable companies listed below were considered, although not all have been relied upon.
•   Beasley Broadcast Group Inc.
•   Citadel Broadcasting Corporation
•   Clear Channel Communications Inc.
•   Cumulus Media Inc.
•   Emmis Communications Corp.
•   Entercom Communications Corp.
•   Entravision Communications Corp
•   Fisher Communications Inc.
•   Radio One Inc.
•   Regent Communications Inc.
•   Saga Communications Inc.
•   Salem Communications Corp.
•   Spanish Broadcasting System Inc.
Further, transaction multiples as calculated by Kagan for historical radio transactions were assessed for each Subject Property giving consideration to market size.
CONCLUSION
The table below presents our concluded values for the Subject Properties within the CXR Division based on our analysis as described above.

	Value
Cox Radio, Inc. (000’s)	@12/31/2007

Atlanta — WSB-AM/WSB-FM/WALR-FM/WBTS-FM/WSRV-FM	928,500

Miami — WFLC-FM/WHQT-FM/WEDR-FM/WHDR-FM	366,900

Dayton — WHIO-AM/WHKO-FM/WHIO-FM (formerly WDPT-FM – simulcast with WHIO-AM/WZLR-FM	37,900
Louisville — WRKA-FM/WVEZ-FINWSFR-FM/WPTI-FM	12,900

Orlando — WDBO-AM/WWKA-FM/WCFB-FM/WHTQ-FM/WMMO-FM/WPYO-FM	371,800

Tampa — WWRM-FM/WXGL-PM/WSUN-FM/WHPT-FM/WDUV-FM/WPOI-FM	259,300

Tulsa — KRMG-AM/KWEN-FM/KJSR-FM/KRAV-FM/KKCM-FM	66,300

San Antonio — KSMG-FM/KISS-FM/KCYY-FM/KKYX-AM/KPWT-FM/KONO-FM/AM	123,300

Birmingham — WBHJ-FM/WBHK-FM/WAGG-AM/WZZK-FM/WNCP-FM/WPSB-AM/WBPT-FM	86,600

Long Island — WBLI-FM/WBAB-FM/WHFM-FM (WBAB-FM and WHFM-FM are simulcast)	90,300
Bridgeport – WEZN-FM	45,000

New Haven — WPLR-FM/WYBC-FM (JSA)	64,100

Stamford — Norwalk — WFOX-FM/WCTZ-FM/WNLK-AM/WSTC-AM	18,400

Jacksonville — WAPE-FM/WFYV-FM/WJGL-FM/WMXQ-FM/WOKV-AM/WOKV-FM (formerly WBGB-FM simulcast with WOKV-AM)	105,300

Honolulu — KRTR-FM/KPHW-FM/KINE-FM/KCCN-FM/KRTR-AM/KKNE-AM	34,600

Houston — KLDE-FM/KTHT-FM/KKBQ-FM/KHPT-FM	182,300

Richmond — WKHK-FM/WKLR-FM/WMXB-FM/WDYL-FM	62,400

Greenville/Spartanburg — WJMZ-FW/WHZT-FM	33,100

CXRi unallocated operating costs	(46,500	)(1)

Subtotal Cox Radio Stations	2,842,500

Radio Unallocated Overhead	(174,400	)(2)

Total Cox Radio Operations	2,668,100

Other Cox Radio Properties

Syndication Company	5,100

Ibiquity (formerly Digital Radio USA) (1.13%) (500,000 shares)	2,500	(1)

Subtotal Other Cox Radio Properties	7,600

Less Radio Debt	(336,600	)(1)

Total Cox Radio Valuation	2,339,100

	Value
Cox Radio, Inc. (000’s)	@12/31/2007

Less: Minority Interest (28,143,133 @ $11.78 for ‘07)	(331,500	)(1)

Total Cox Radio, Inc.	2,007,600

Definitions & Footnotes:

(1)	As provided by Management. Value not assessed by Duff & Phelps.

(2)	Unallocated division expenses times a multiple of 10, as provided by Management.